

06006438

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	January 31, 2007

Estimated average burden
hours per response......12.00

SEC FILE NUMBER

8-66234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salix Capital Securities Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2842 Espy Avenue
(No. and Street)

Pittsburgh   PA   15216
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James G. Xilas   (412)344-1797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gutta,Koutoulas & Relis, LLC
(Name – if individual, state last, first, middle name)

8211 West Broward Blvd.,Suite 350,Plantation,Florida 33324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 21 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James Gus Xilas_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Salix Capital Securities Corp._____ , as
of ____December 31,_____, 20 _05___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA

| Notarial Seal |
| Nichole Sturgis, Notary Public |
| City Of Pittsburgh, Allegheny County |
| My Commission Expires Oct. 26, 2009 |

Member, Pennsylvania Association of Notaries

_____
Notary Public

_____
Signature

_PRESIDENT_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Salix Capital Securities Corp.

Financial Statements

For the Year Ended December 31, 2005

Gutta, Koutoulas & Relis, LLC
Certified Public Accountants & Consultants

CONTENTS



Gutta Koutoulas & Relis LLC

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Salix Capital Securities Corp
Pittsburgh PA 15216

We have audited the accompanying statement of financial condition of Salix Capital Securities Corp. as of December 31, 2005, and the related statements of operations and stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salix Capital Securities Corp as of December 31 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutta, Koutoulas & Relis, LLC
Plantation, Florida

March 15, 2006

8211 West Broward Boulevard, Suite 350, Plantation, Florida 33324 ◆ Phone: 954-452-8813 ◆ Fax: 954-452-8359 ◆ Toll Free: 866-664-8813 ◆ www.gkrcpas.com

Members - American, Florida and New York Institutes of Certified Public Accountants

BALANCE SHEET

	December 31, 2005
ASSETS	
Cash and cash equivalents	$ 7,323
Deposits with clearing organizations	6,703
Total assets	$ 14,026
LIABILITIES AND STOCKHOLDER'S DEFICIT	
Accounts payable	$ 405
Total liabilities	405
STOCKHOLDER'S EQUITY (DEFICIT):	
Common stock, $0.01 par value; 2,000 shares authorized and issued at December 31, 2005.	200
Additional paid-in capital	35,595
Accumulated deficit	(22,174)
Total stockholder's equity (deficit)	13,621
Total liabilities and stockholder's equity (deficit)	$ 14,026

The accompanying notes are an integral part of the financial statements.

SALIX CAPITAL SECURITIES CORP.

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2005
Revenues:	
Commissions	$ 1,471
Total revenues	1,471
Operating expenses:	
Operating expenses	35,723
Total operating expenses	35,723
Loss from operations	(34,252)
Other income:	
Interest income	183
Reimbursed expenses	23,182
	23,365
Net loss	$ (10,887)

The accompanying notes are an integral part of the financial statements.

SALIX CAPITAL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2004	2,000	$ 200	$ 34,495	$ (11,287)	$ 23,408
Capital contribution	–	–	1,100	–	1,100
Net loss	–	–	–	(10,887)	(10,887)
Balance as of December 31, 2005	2,000	$ 200	$ 35,595	$ (22,174)	$ 13,621

The accompanying notes are an integral part of the financial statements.

SALIX CAPITAL SECURITIES CORP.

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2005
Cash flows from operating activities:	
Net loss	$ (10,887)
Adjustments required to reconcile net loss to net cash used in operating activities:	
Decrease in commissions receivable, related party	886
Decrease in deposits	4,268
Decrease in accounts payable	(210)
Net cash used in operating activities	(5,943)
Cash flows from financing activities:	
Capital contribution	1,100
Net cash provided by financing activities	1,100
Decrease in cash and cash equivalents	(4,843)
Cash and cash equivalents at beginning of period	12,166
Cash and cash equivalents at end of period	$ 7,323
Supplemental Cash Flow Information:	
Cash paid for interest	$ –
Cash paid for taxes	$ –

The accompanying notes are an integral part of the financial statements.

SALIX CAPITAL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Salix Capital Securities Corporation, a Florida corporation (the "Company"), was formed on April 2003 and was granted its membership as a broker-dealer with the National Association of Securities Dealers in April 2004.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customer, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

Acquisition

On February 26, 2005 and amended on September 9, 2005, the Company entered into an agreement to be acquired by Ocean Equity Holdings, Inc. (the "Buyer") The closing on the sale is subject to the approval by the NASD. The Company has deposited the purchase price of $55,000 with the shareholder of the Company; and, upon approval by the NASD, the shares of Company will be transferred to the buyer.

In connection with the transaction the Company entered into a placement agent agreement and an office sharing agreement with IGS Capital Management Corporation ("IGS") a wholly owned subsidiary of the "Buyer". Under this agreement, IGS is to provide certain facilities so that the Company can set up an office for supervisor jurisdiction. Under such agreements the Company has received expense reimbursements from IGS amounting to $23,182.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

Revenue Recognition

The Company generates revenue from services rendered with security transactions. Revenue is recorded on a settlement date basis. Commissions and related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company elected S Corporation status for income tax purposes on April 28, 2003. Therefore, since that date, net income (loss) and the related timing differences in the recognition of income and expenses for tax and financial reporting purposes are included in the individual tax return of the stockholders.

Effects of Recent Accounting Pronouncements

The Company does not believe that any of the recent accounting pronouncements that have been issued will have any impact on the Company's financial statements.

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a ratio of 0.03 to 1 and a net capital of $13,621 which was $8,621 over than its required net capital of $5,000.

NOTE 4 - FAIR VALUE OF FINANCIAL STA TEMENTS

The carrying value of cash, accounts receivable and accounts payable approximates fair value because of their short maturities.

NOTE 5- CONCENTRATIONS

Credit Risk

The Company maintains three bank accounts at three different financial institutions. The account balances are insured by the Federal Deposit Corporation (FDIC) up to $100,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At December 31, 2005, the company had no amounts in excess of the FDIC and SIPC limits.

Significant Customers

The Company earns all of its revenues from transactions on securities owned by a related party and the sole stockholder.

NOTE 6- RESERVE REQUIREMENT FOR BROKER AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transaction through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company earns all of its revenues from transactions on securities owned by a related party and the sole stockholder.

* * * * *

Supplemental Information

SALIX CAPITAL SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

Net Capital:	
Total stockholder's equity	$ 13,621
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	—
Security deposit	—
Allowable subordinated loans	
Net capital	13,621
Required minimum capital	5,000
Excess net capital	$ 8,621
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 405
Ratio of aggregate indebtedness to net capital	0.03

SALIX CAPITAL SECURITIES CORP.
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Salix Capital Securities Corp. is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented

1. Computation for Determination of Reserve Requirement under Rule 15c3-3.

2. Information relating to the possession of Control Requirements under Rule 15c3-3.

Report on Internal Control Required by SEC Rule 17a-5
Claiming an Exemption from SEC 15c3-3

December 31, 2005

James C. Xilas
Salix Capital Securities Corp.
Pittsburgh PA 15216

In planning and performing our audit of the financial statements and supplemental schedules of Salix Capital Securities Corp., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005] to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gutta, Koutoulas & Relis, LLC
Plantation, Florida

March 15, 2006